Exhibit 99.1

GERDAU S.A.	METALÚRGICA GERDAU S.A.
Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19	Corporate Tax ID (CNPJ/MF): 92.690.783/0001-09
Company Registry (NIRE): 35300520696	Company Registry (NIRE): 35300520751

NOTICE TO THE MARKET

Change in reportable segments starting from the 2025 fiscal year

Gerdau S.A. (B3: GGBR / NYSE: GGB) and Metalúrgica Gerdau S.A. (B3: GOAU) (together "Companies") inform their shareholders and the market in general that, from the results of the first quarter 2025, the Companies will disclose the information and results of their Segments as follows:

•	Brazil Segment: includes the operations of long, flat, special steels and the iron ore operation located in Brazil;
•	North America Segment: includes the operations of long and special steels located in Canada, United States and the jointly controlled entity located in Mexico;
•	South America Segment: includes operations in Argentina, Peru, and Uruguay.

With these changes, the information and results of the former Special Steels Segment, which included the special steels operations located in Brazil and the United States, will be disclosed together with the other operations, according to their geographical location, as Brazil Segment and North America Segment, respectively.

This new format for disclosing information and results is aligned with recent changes in the global steel industry scenario, which have led to an increasing regionalization of markets, business dynamics, and local currencies of these operations, enhancing the presentation of Gerdau’s results in Brazil and North America, the main regions of its operations. More information, including proforma results in this new format, can be accessed through the Companies’ IR website: https://ri.gerdau.com/, under the “Modeling Guide” tabs.

São Paulo, February 19, 2025.

Rafael Dorneles Japur

Vice-President and

Investor Relations Officer